Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2014	2013	2012	2011		2010
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$24,941	$24,481	$26,233	$27,914		$28,632
Amortization of debt premium, discount, and expenses	1,195	1,159	1,493	1,679		2,683
Estimated interest factor of lease rental charges	1,311	1,241	956	1,202		1,246

Total Fixed Charges	$27,447	$26,881	$28,682	$30,795		$32,561

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$60,330	$46,711	$42,099	$36,138		$26,026
Fixed charges as above	27,447	26,881	28,682	30,795		32,561
Interest capitalized	(609)	(361)	(706)	(593)		(158)

Earnings Available for Fixed Charges	$87,168	$73,231	$70,075	$66,340		$58,429

Ratio of Earnings to Fixed Charges	3.18	2.72	2.44	2.15	[1]	1.79

[1] Earnings from continuing operations before income taxes for the year ended December 31, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.28.